Filed by TC Energy Corporation

(Commission File No. 001-31690)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: TC PipeLines, LP

(Commission File No. 001-35358)

News Release

TC Energy affirms 0.70 share-for-unit exchange ratio in definitive agreement to acquire all outstanding common units of TC PipeLines, LP

CALGARY, Alberta – February 22, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy) today responded to a unitholder’s recent assertion of the inadequacy of the exchange ratio in the definitive agreement to acquire all of the outstanding common units of TC PipeLines, LP (NYSE:TCP) (TCP or the Partnership) not beneficially owned by TC Energy or its affiliates.

The exchange ratio of 0.70 of a TCE common share for each TCP common unit represents a 20.8 per cent premium to the TCP closing price before the original offer as of October 2, 2020. The exchange ratio was unanimously approved by a conflicts committee composed of independent directors of the Partnership’s general partner, after consultation with its independent legal and financial advisors.

“We affirm the exchange ratio and we are confident that the meaningful transaction premium presents the best opportunity for TCP’s unitholders to maximize value. TC Energy will not increase the exchange ratio or vary any of the terms of the merger. If the merger is not completed, the Partnership will remain a publicly traded limited partnership,” said Francois Poirier, TC Energy President and Chief Executive Officer.

TC Energy reminds unitholders of the upcoming special meeting of unitholders, which will be held at 10:00 a.m. (Central Time) on February 26, 2021 to vote on the merger. Common unitholders who have not already submitted a proxy are encouraged to do so as soon as possible and should contact Morrow Sodali, the Partnership’s proxy solicitor, by calling toll-free at (877) 787-9239.

About TC Energy

We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements generally include statements regarding the potential merger between TC Energy and TC PipeLines (the “Pending Merger”), including any statements regarding the expected timetable for completing the Pending Merger, the terms on which the Pending Merger would be effected, the ability to complete the Pending Merger, the expected benefits of the Pending Merger, projected financial information, TC Pipelines’ structure and future opportunities, and any other statements regarding TC Energy’s and TC PipeLines’ future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of TC Energy’s and TC PipeLines’ management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Partnership unitholder approval; uncertainties as to the timing to consummate the Pending Merger; the risk that a condition to closing the Pending Merger may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to TC Energy’s or TC PipeLines’ respective businesses; the effect of this communication on the price of TC Energy’s common shares or TC PipeLines’ common units; the effects of industry, market, economic, political or regulatory conditions outside of TC Energy’s or TC PipeLines’ control; transaction costs; TC Energy’s ability to achieve the benefits from the Pending Merger; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: the impact of downward changes in oil and natural gas prices, including any effects on the creditworthiness of shippers or the availability of natural gas in a low oil price environment; the impact of litigation and other opposition proceedings on the ability to begin work on projects and the potential impact of an ultimate court or administrative ruling to a project schedule or viability; uncertainty surrounding the impact of global health crises that reduce commercial and economic activity, including the recent outbreak of the COVID-19 virus, and the potential impact on the respective businesses of TC Energy and TC PipeLines; the potential disruption or interruption of operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the parties’ control; and the potential liability resulting from pending or future litigation. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. TC PipeLines assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Additional factors that could cause results to differ materially from those described above can be found in TC PipeLines’ most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on TC PipeLines’ website at https://www.tcpipelineslp.com/investors/reports-and-filings/ and on the SEC’s website at http://www.sec.gov, and in TC Energy’s most recent Annual Report on Form 40-F, as it may be updated from time to time by current reports on Form 6-K all of which are available on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and on the SEC’s website at http://www.sec.gov.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

This communication may be deemed to be solicitation material in respect of the Pending Merger. In connection with the Pending Merger, on January 22, 2021, TC Energy filed with the SEC an amendment to the registration statement on Form F-4 that was originally filed on January 11, 2021 containing a prospectus of TC Energy and a proxy statement of TC PipeLines. The registration statement was declared effective on January 26, 2021, and TC PipeLines commenced mailing the definitive proxy statement/prospectus to common unitholders of TC PipeLines on or about January 28, 2021. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that TC Energy or TC PipeLines filed with the SEC or sent to TC PipeLines’ common unitholders in connection with the Pending Merger. INVESTORS AND SECURITY HOLDERS OF TC ENERGY AND TC PIPELINES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by TC Energy or TC PipeLines through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by TC Energy will be available free of charge on TC Energy’s website at https://www.tcenergy.com/investors/reports-and-filings/ and copies of the documents filed with the SEC by TC PipeLines will be available free of charge on TC PipeLines’ website at https://www.tcpipelineslp.com/investors/reports-and-filings.

TC Energy and TC PipeLines, and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Pending Merger under the rules of the SEC. Information about the directors and executive officers of TC Energy is set forth in its Management Information Circular, dated February 27, 2020, which was filed as Exhibit 99.1 to TC Energy’s Current Report on Form 6-K, filed with the SEC on March 16, 2020. Information about the directors and executive officers of TC PipeLines is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 20, 2020, and its Current Reports on Form 8-K, filed with the SEC on September 17, 2020 and November 13, 2020. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the Pending Merger is included in the registration statement and proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

Media Inquiries:

Jaimie Harding / Hejdi Carlsen

403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:

David Moneta / Hunter Mau

403-920-7911 or 800-361-6522